SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

KAISER VENTURES LLC

(Name of Subject Company (Issuer))

KAISER VENTURES LLC

(Name of Filing Person (Offeror))

CLASS A UNITS

(Title of Class Securities)

483101101

(CUSIP Number of Class of Securities)

Richard E. Stoddard

Chief Executive Officer

Kaiser Ventures LLC

3633 East Inland Empire Boulevard, Suite 480

Ontario, California 91764

(909) 483-8500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Theodore E. Guth, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Boulevard

Los Angeles, California 90064

(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	As this filing relates solely to preliminary communications made before the commencement of a tender offer, pursuant to General Instruction D to Schedule TO, no fee is payable.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Kaiser Ventures LLC, a Delaware limited liability company (“Kaiser”), to purchase up to 700,000 of its Class A Units (the “Units”), at a price of $1.00 per Unit, less transfer costs but in an amount not to exceed $.10 per Unit.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any Units of Kaiser. The solicitation and the offer to buy Units of Kaiser will be made pursuant to an offer to purchase, letter of transmittal and related materials that Kaiser will file with the U.S. Securities and Exchange Commission (“SEC”) and will distribute to its Unitholders; copies will be available for free from Kaiser or on the SEC’s website at www.sec.gov. These documents will contain important information about the tender offer and Unitholders of Kaiser are urged to read them carefully when they become available.

Pursuant to Exchange Act Rule 13e-4(c)(1) and General Instruction D to Schedule TO, this Statement relates to precommencement communications by Kaiser.

ITEMS 1-11.

Not applicable.

ITEM 12. EXHIBITS.

(a)(2)	Letter to Unitholders dated October 2, 2008

(a)(5)(i)	Press Release dated October 2, 2008

(a)(5)(ii)	Notice of Withdrawal from the MPF offer

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER VENTURES LLC

Dated: October 2, 2008

By:	/s/ Terry L. Cook
Name: Terry L. Cook
Title: Executive Vice President – General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(2)	Letter to Unitholders dated October 2, 2008

(a)(5)(i)	Press Release dated October 2, 2008

(a)(5)(ii)	Notice of Withdrawal from the MPF offer

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